UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
The Babcock & Wilcox Company
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
05615F102
(CUSIP Number)
John Grizzetti 110 East 59th Street, 30th Floor New York, New York 10022 212-771-1206
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05615F102

1
NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts.  I.R.S. I.D. No. 13-4121993.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,659,531
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
11,659,531
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,659,531
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
OO
(1)           The percentage is based on 116,721,150 shares of Common Stock outstanding as of October 29, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010.
*           The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of the authority granted to it to vote and dispose of such shares.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 05615F102

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mason Capital Master Fund, L.P. I.R.S I.D. No. 98-0638622.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,517,665
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,517,665
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,517,665
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
PN
(1)           The percentage is based on 116,721,150 shares of Common Stock outstanding as of October 29, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010.

CUSIP No. 05615F102

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mason Management LLC. I.R.S I.D. No. 13-4131155.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,517,665
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,517,665
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,517,665
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
OO
(1)           The percentage is based on 116,721,150 shares of Common Stock outstanding as of October 29, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010.
*           The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being the general partner of Mason Capital Master Fund, L.P.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 05615F102

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Kenneth M. Garschina
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,659,531
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,659,531
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,659,531
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
IN
(1)           The percentage is based on 116,721,150 shares of Common Stock outstanding as of October 29, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010.
*           The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 05615F102

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Michael E. Martino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,659,531
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,659,531
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,659,531
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
IN
(1)           The percentage is based on 116,721,150 shares of Common Stock outstanding as of October 29, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010.
*           The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to and amends the Statement of Beneficial Ownership on Schedule 13D of (i) Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”), (ii) Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mason Capital Master Fund”), (iii) Mason Management LLC, a Delaware limited liability company (“Mason Management”), (iv) Kenneth M. Garschina and (v) Michael E. Martino (hereinafter sometimes collectively referred to as the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on October 18, 2010 (the “Statement” and, as amended by this Amendment No. 1, this “Schedule 13D”), with respect to the Common Stock, par value $.01 per share (the “Common Stock”), of The Babcock & Wilcox Company, a Delaware corporation.

Item 5 of the Statement is hereby amended and restated in its entirety.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 5.	Interest in Securities of the Issuer.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership are based on 116,721,150 shares of Common Stock outstanding as of October 29, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010:

(a)           Each of Mason Management and Mason Capital Master Fund is the beneficial owner of 8,517,665 shares of Common Stock as of the date hereof, representing approximately 7.3% of the outstanding shares of Common Stock.  Each of the other Reporting Persons is the beneficial owner of 11,659,531 shares of Common Stock as of the date hereof, representing approximately 9.9% of the outstanding shares of Common Stock.

(b)           Mason Capital Management has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 11,659,531 shares of Common Stock.  Mason Management and Mason Capital Master Fund share the power to vote or to direct the vote and share the power to dispose or direct the disposition of 8,517,665 shares of Common Stock.  Mr. Garschina and Mr. Martino share the power to vote and dispose of 11,659,531 shares of Common Stock.

(c)           Information with respect to all transactions in shares of Common Stock which were effected during the past sixty days by each of the Reporting Persons is set forth on Exhibit C annexed hereto and incorporated herein by reference.

(d)           The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons is held by Mason Capital LP, Mason Capital Master Fund or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Capital Management.  To the knowledge of the Reporting Persons, neither Mason Capital LP nor the Managed Accounts holds such right with respect to more than five percent of the outstanding shares of Common Stock.

(e)           Not applicable.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons, except for Mason Capital Master Fund, disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interests therein.

Item 7.	Material to be Filed as Exhibits

Exhibit C             Information with Respect to Transactions Effected During the Past Sixty Days

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2010

MASON CAPITAL MANAGEMENT LLC

By:       /s/ John Grizzetti
Name:  John Grizzetti
Title:    Chief Financial Officer

MASON CAPITAL MASTER FUND, L.P.

By:       MASON MANAGEMENT LLC,
             its general partner

By:       /s/ John Grizzetti
Name:  John Grizzetti
Title:    Chief Financial Officer

MASON MANAGEMENT LLC

By:       /s/ John Grizzetti
Name:  John Grizzetti
Title:    Chief Financial Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino

EXHIBIT C

INFORMATION WITH RESPECT TO TRANSACTIONS
EFFECTED DURING THE PAST SIXTY DAYS

Date	Shares Purchased (Sold)	Average Price
12/27/2010	25,000.00	$25.08
12/27/2010	24,800.00	25.10
12/28/2010	7,494.00	25.25
12/28/2010	20,119.00	25.24
12/30/2010	14,125.00	25.46
12/30/2010	14,814.00	25.74
01/03/2011	21,373.00	25.94
01/03/2011	(21,373.00)	25.92
01/07/2011	12,613.00	26.69
01/07/2011	74,700.00	26.81
01/10/2011	245,559.00	26.50
01/10/2011	40,800.00	26.49
01/10/2011	158,305.00	26.39
01/11/2011	15,676.00	26.97
01/11/2011	75,000.00	27.01
01/12/2011	1,200.00	27.49
01/12/2011	12,500.00	27.47
01/20/2011	12,800.00	27.79
01/20/2011	18,863.00	27.84
01/21/2011	50,000.00	28.61
01/21/2011	500.00	28.50
01/21/2011	177,793.00	28.75
01/24/2011	29,000.00	29.56
01/24/2011	50,000.00	29.61

All of the above transactions were effected on the New York Stock Exchange.